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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                      Provident Financial Holdings, Inc.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  743868101
      -------------------------------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 743868101              SCHEDULE 13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Keefe Managers, Inc.
     13-361-0107

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Citizenship or Place of Organization
     Delaware


                         5.   Sole Voting Power
                              349,500*

Number of Shares
                         6.   Shared Voting Power
 Beneficially                 -0-

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person              349,500*

     With
                         8.   Shared Dispositive Power
                              -0-


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     349,500*


10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)                    / /


11.  Percent of Class Represented by Amount in Row (9)
     6.8%*


12.  Type of Reporting Person (See Instructions)
     IA, CO


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Item 1.           (a)      Name of Issuer:

                                    Provident Financial Holdings, Inc.

                  (b) Address of Issuer's Principal Executive Offices or, if none, Residence:

                                    3756 Central Avenue
                                    Riverside, California  92506

Item 2.           (a)      Name of Person Filing:

                                    KEEFE MANAGERS, INC.

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                                    375 Park Avenue (31st Floor)
                                    New York, New York  10152

                  (c)      Citizenship:

                                    Delaware Corporation

                  (d)      Title of Class of Securities:

                                    Common Stock

                  (e)      CUSIP Number:

                                    743868101

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[ ] Broker or Dealer registered under Section 15 of the Act
                  (b)[ ] Bank as defined in section 3(a)(6) of the Act
                  (c)[ ] Insurance Company as defined in section 3(a)(19) of the
                         Act
                  (d)[ ] Investment Company registered under section 8 of the
                         Investment Company Act
                  (e)[X] Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940
                  (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)
                  (g)[ ] Parent Holding Company, in accordance with
                         13d-1(b)(ii)(G) (Note:



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                          See Item 7)

                  (h)[ ]  Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned: 349,500*

                  (b)      Percent of Class: 6.8%*

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or direct the vote -
                                    349,500*

                           (ii)     shared power to vote or direct the vote - 0

                           (iii)    sole power to dispose or direct the
                                    disposition of - 349,500*

                           (iv) shared power to dispose or direct the disposition of - 0

                           * Amounts do not include the 35,000 shares (0.7% of the outstanding) as to which Rainbow Managers, LLC ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc. ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Item 5.           Ownership of Five Percent or Less of a Class:

                           NOT APPLICABLE

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                           KMI has purchased all of the shares reported in this statement on behalf of its discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security


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                  Being Reported on by the Parent Holding Company

                           NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group

                           NOT APPLICABLE

Item 9.           Notice of Dissolution of Group

                           NOT APPLICABLE

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KEEFE MANAGERS, INC.

                                            BY:  /s/ Harry V. Keefe, Jr.
                                                 ------------------------------
                                                 Harry V. Keefe, Jr.
                                                 Chairman

Date:      February 7, 1997